UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2012.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2012 and 2011, and for the year ended January 31, 2012

Report of Independent Registered Public Accounting Firm
The Retirement Plans Committee
Walmart 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan as of January 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended January 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended January 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
July 23, 2012
Rogers, Arkansas

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
(Amounts in thousands)	2012	2011
Assets
Investments (at fair value)	$15,626,118	$13,808,140
Wrapper contracts (at fair value)	—	303
Receivables:
Company contributions	—	1,097,686
Due from broker	1,119	1,754
Other	—	5
Total receivables	1,119	1,099,445
Cash	19,908	17,517
Net assets reflecting all investments at fair value	$15,647,145	$14,925,405
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	9,899
Net assets available for benefits	$15,647,145	$14,935,304
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(Amounts in thousands)	Year Ended
January 31, 2012
Additions
Company contributions	$760,870
Associate contributions	930,983
Interest and dividend income	87,073
Net appreciation in fair value of investments	510,289
Other, net	6,022
Total additions	2,295,237
Deductions
Administrative expenses	(51,288)
Benefit payments	(1,532,108)
Total deductions	(1,583,396)
Net increase	711,841
Net assets available for benefits at beginning of year	14,935,304
Net assets available for benefits at end of year	$15,647,145
See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2012
1. Description of the Plan
The following description of the Walmart 401(k) Plan (the “Plan”) provides general information regarding the Plan as in effect on January 31, 2012. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Walmart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated in order to convert it to a safe harbor plan, allowing for matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart 401(k) Plan. The Plan has a January 31 fiscal year end (“Plan year”).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation, the investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.
The trustee function of the Plan is performed by Bank of America North America Institutional Trust and Custody Services(“Bank of America” or the “Trustee”). The Trustee receives and holds contributions made to the Plan trust and invests in those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Beginning February 1, 2011, the Company makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to 6 percent of each participant’s eligible wages for the Plan year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant’s cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the sole source of the Company’s contributions to the Plan; however, the Company may elect to make additional contributions to the Plan. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the “Code”).
Prior to February 1, 2011, whether or not a participant contributed to the Plan, he or she received a portion of the Company’s Qualified Non-Elective contribution and Profit Sharing contribution if the participant completed at least 1,000 hours of service during the Plan year for which the contributions were made and was employed on the last day of that Plan year. These contributions were discretionary and varied from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determined the Company’s contributions, if any. The Company’s contribution for each participant was based on a percentage of the participant’s eligible wages for the Plan year. Matching contributions to the Plan were not made.

Participant Accounts
Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks to the extent not set aside for payment of Plan expenses. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2012 and 2011, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures totaled approximately $29 million and $31 million, respectively. As noted, forfeitures are used to pay Plan expenses. As of January 31, 2012 and 2011, no such reallocation occurred for the 2012 or 2011 Plan years as the full amount of the forfeitures were used for payment of plan expenses, as allowed by the Plan.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions, and rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six. Profit Sharing contributions become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.
Payment of Benefits and Withdrawals
Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (“IRS”). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2012, include a variety of common/collective trusts; a Premier Fund, which consists primarily of money market securities; myRetirement Funds, which consist of mutual funds common/collective trusts and money market securities; an International Equity Fund, which consists of mutual funds and common/collective trusts; a Small Mid Cap Value Fund, which consists of mutual funds and common/collective trusts; and a Bond Fund, which consists of mutual funds and common/collective trusts. Participants may change their selections at any time.
A participant may direct the Trustee to invest any portion of his or her previous Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options including Walmart common stock or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Trustee as determined by the Retirement Plans Committee.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.
Shares of mutual funds are valued at published prices, which represent the net asset values of shares held by the Plan at the Plan year end. Shares of money market funds are stated at cost, which approximates fair value. Wal-Mart Stores, Inc. common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by the respective fund. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Walmart contributions are recorded by the Plan in the period in which they were accrued by Walmart. Walmart contributions to the Plan related to the Plan year ended January 31, 2012, were paid throughout the Plan year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”)requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplementary schedule. Actual results could differ from these estimates.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

3. Retirement Preservation Fund Investments
Prior to April 15, 2011, the Plan’s investment options included the Retirement Preservation Fund (“RPF”). The RPF consisted of (a) the FFI Premier Fund, a money market fund, (b) the Merrill Lynch Retirement Preservation Trust (“RPT”), a stable value collective trust maintained by Bank of America, and (c) synthetic and traditional GIC’s.
In February 2011, Bank of America, trustee of the RPT, terminated the RPT. As part of the termination, all RPT investors, including the Plan, were required to transfer their funds out of the RPT. As a result, RPF assets invested in the RPT were liquidated and the proceeds were invested by the Retirement Plans Committee in the Premier Fund on February 11, 2011.
Beginning on March 16, 2011, the RPF also began transitioning from a stable value investment strategy to a money market strategy. As part of this transition, underlying insurance wrapper contracts were terminated and underlying assets of the RPF (other than its investment in the Premier Fund) were liquidated and all proceeds of such sales were reinvested in the Premier Fund. Any assets remaining in the RPF on April 15, 2011 were transitioned to the myRetirement Funds, unless directed to another investment by the participant. Accordingly, the RPF was effectively terminated on April 15, 2011, as on that date no assets were invested in the RPF and the RPF was no longer an investment option.
As the RPF was terminated and no longer an investment option at January 31, 2012, the following disclosures relate to the RPF at January 31, 2011.
Average duration for all investment contracts in the RPF was 2.4 years at January 31, 2011. At January 31, 2011, there were no reserves against the contract value for credit risk of the contracted issuer or otherwise.
Traditional GICs issued by an insurance company were valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used was based on other similar maturity investment contracts at January 31, 2011. The fair values of the synthetic GIC wrapper contracts were calculated as the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The underlying investments in the synthetic GICs were debt securities that were traded primarily in over-the-counter markets and were valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service. The Plan was able to withdraw from Transamerica and Bank of America, N.A. (both synthetic GICs), with a 30-day and 7-day written notice to the trustee. There were no restrictions on access to funds for the payment of participant-directed benefits.
The RPF entered into book value investment contracts (“BVCs”), also known as synthetic investment contracts. BVCs were comprised of both investment and contractual components. The investment component consisted of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the RPF, referred to as Covered Assets. This investment component was “wrapped” by contracts (“Wrapper Agreements”) issued by third-party financial institutions (generally insurance companies or banks) (“Wrapper Providers”).
These Wrapper Agreements generally provided for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest), notwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest). In this manner, Wrapper Agreements were designed to protect the Fund from investment losses as a result of movements in interest rates. However, the Wrapper Agreements generally did not protect the Fund from loss if an issuer of covered assets defaulted on payments of principal or interest. A default by the issuer of a covered asset or Wrapper Provider on its obligation could have resulted in a decrease in the value of the Fund’s assets. The Fund paid wrapper fees to the Wrapper Providers. Wrapper fees were negotiated separately with each issuer and were generally calculated based on a specified percentage of contract value.
In general, if the contract value of the Wrapper Agreement exceeded the market value of the Covered Assets (including accrued interest), the Wrapper Provider became obligated to pay that difference to the Fund in the event redemptions resulted in a total contract liquidation. In the event there were partial redemptions that would otherwise cause the Wrapper Agreement’s crediting rate to fall below 0%, the Wrapper Provider was obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%. The circumstances under which payments were made and the timing of payments between the Fund and the Wrapper Provider varied based on the terms of the Wrapper Agreement.
A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value of the synthetic GICs was approximately $317 million at January 31, 2011.
Included in the fair value of the synthetic GICs was approximately $0.3 million at January 31, 2011 attributable to wrapper contracts.
All investment contracts held in the portfolio at January 31, 2011, were fully benefit-responsive. All contracts were effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature. The RPF, with Merrill Lynch as the Trustee, was prohibited from assigning or selling the contract to another party without the consent of the Wrapper Provider.

All benefit-responsive contracts held in the portfolio at January 31, 2011, required that either the repayment of principal and interest credited to participants in the RPF was a financial obligation of the issuer of the investment contract or a wrapper contract provided assurance that the interest crediting rate would not be less than zero. No event occurred such that the issuer of the investment contract or wrapper contract had to support full contract value.
The RPF invested in the RPT, which, at January 31, 2011, consisted of a portfolio of investments to cash, cash equivalent investments and short-term, highly-liquid securities. At January 31, 2011, the RPT operated as a short-term investment fund that sought to maintain a $1 net asset value per share. There were no restrictions on access to funds for the payment of participant-directed benefits.
The RPF allowed participants daily access to the funds. The terms of the investment contracts held in the portfolio at January 31, 2011, permitted all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions were those transactions allowed by the Plan, such as withdrawals for benefits or transfer to other funds within the Plan.
The interest crediting rate for each investment contract was determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities. The key factors that could influence future crediting rates were changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts. All investment contracts had a 0% minimum interest crediting rate and were reset at least quarterly.
As interest rates increase, the market value of the underlying securities declines and when interest rates decline, the market value of the underlying securities increases. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) reduces the crediting rate if duration shortens and increases the crediting rate if duration lengthens. A change in duration when market values increase (interest rates decline) increases the crediting rate when duration shortens and decreases the crediting rate when duration lengthens. Finally, any deposit or withdrawal to the investment contract impacts the crediting rate based on the relative size of the deposit or withdrawal.
The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 2.09% during the year ended January 31, 2011. This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.
The average yield earned by the entire RPF, with an adjustment to reflect the actual interest rate credited to participants in the RPF, was 0.18% at January 31, 2011. This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.
The types of events that could have potentially limited the ability of the RPF to transact at contract value included premature termination of the contracts by the Plan, location closing, layoffs, Plan termination, bankruptcy, mergers and early retirement incentives. The RPF also maintained a liquidity protocol such that benefit-responsive contracts were insulated in the portfolio access structure. As of January 31, 2011, 74.2% of portfolio assets insulate the benefit-responsive contracts.
The issuer was able to terminate a benefit-responsive contract with the RPF upon occurrence of certain events including, but not limited to, a failure of the RPF to comply with contractual requirements; a material misrepresentation of the RPF; failure to remain a qualified plan under the Code; or a merger or termination of the Plan. If such an event occurred and remained uncured, the issuer could terminate at a settlement amount other than the contract value.

4. Investments
The Trustee holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
During the 2012 Plan year, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in value as follows:

(Amounts in thousands)	Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$292,686
Mutual Funds	53,382
Common/Collective Trusts	164,221
Total	$510,289
The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
(Amounts in thousands)	2012	2011
Wal-Mart Stores, Inc. Common Stock	$3,477,607	$3,466,218
BlackRock Russell 1000 Index Trust	3,313,652	2,504,268
PIMCO Total Return Institutional	1,033,222	820,640
Prudential Core Plus Bond	1,028,794	820,356
BlackRock Russell 2000 Index Trust	797,383	712,228	*
Merrill Lynch Retirement Preservation Trust	—	1,047,105
* This investment did not represent five percent or more of the Plan’s net assets as of January 31, 2011.

5. Fair Value Measurements
The Plan records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1 - Observable inputs such as quoted prices in active markets;

•	Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3 - Unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2012 or 2011.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2012
(Amounts in thousands)	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$3,477,607	$—	$3,477,607
Total Equity Securities	3,477,607	—	3,477,607
Mutual Funds
myRetirement Funds (a)(c)	2,429,983	—	2,429,983
Premier Fund (a)	266,471	—	266,471
International Equity Fund (a)	133,086	—	133,086
Small Mid Cap Value Fund(a)	64,141	—	64,141
Bond Fund (a)	152,847	—	152,847
Total Mutual Funds	3,046,528	—	3,046,528
Common/Collective Trusts
myRetirement Funds (b)(c)	—	7,329,201	7,329,201
US Equity - Large Cap Funds (b)	—	649,908	649,908
US Equity - Small Cap Funds (b)	—	67,538	67,538
US Equity - SMID Cap Funds (b)	—	412,334	412,334
International Equity Fund (b)	—	313,114	313,114
Small Mid Cap Value Fund(b)	—	144,060	144,060
Bond Fund (b)	—	185,828	185,828
Total Common/Collective Trusts	—	9,101,983	9,101,983
Total Investments at Fair Value	$6,524,135	$9,101,983	$15,626,118

	Fair Value Measurements as of January 31, 2011
(Amounts in thousands)	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$3,466,218	$—	$3,466,218
Total Equity Securities	3,466,218	—	3,466,218
Mutual Funds
myRetirement Funds (a)(c)	1,676,236	—	1,676,236
International Equity Fund (a)	138,687	—	138,687
Bond Fund (a)	131,257	—	131,257
Total Mutual Funds	1,946,180	—	1,946,180
Common/Collective Trusts
myRetirement Funds (b)(c)	—	5,452,059	5,452,059
US Equity - Large Cap Funds (b)	—	580,564	580,564
US Equity - Small Cap Funds (b)	—	48,634	48,634
US Equity - SMID Cap Funds (b)	—	506,872	506,872
International Equity Fund (b)	—	323,962	323,962
Bond Fund (b)	—	131,211	131,211
Total Common/Collective Trusts	—	7,043,302	7,043,302
Stable Value Fund
Money Market (a)	113,398	—	113,398
Common/Collective Trust (b)	—	905,220	905,220
Guaranteed Investment Contracts (d)	—	334,125	334,125
Total Stable Value Fund	113,398	1,239,345	1,352,743
Total Investments at Fair Value	$5,525,796	$8,282,647	$13,808,443

(a)	Based on quoted price in active market.

(b)	Based on the Net Asset Value provided by the issuer, calculated as the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

(c)
The myRetirement Funds are diversified investment options that automatically change their asset allocation over time, shifting the amount of money that is invested in more aggressive investments, such as stocks, to more conservative investments, such as bonds and money market securities, as the particular fund nears its stated target date.

(d)
Based on the total fair value of the underlying investments plus the fair value of the wrapper contracts, GICs are primarily invested in debt securities. See Note 3 for information related to the Stable Value Fund.

6. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(Amounts in thousands)	January 31,
	2012	2011
Net assets available for benefits per the financial statements	$15,647,145	$14,935,304
Less: Amounts allocated to withdrawn participants	568	(2,141)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(9,899)
Net assets available for benefits per the Form 5500	$15,647,713	$14,923,264
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2012:

(Amounts in thousands)
Net increase per the financial statements	$711,841
Less: Amounts allocated to withdrawn participants at January 31, 2012	568
Add: Amounts allocated to withdrawn participants at January 31, 2011	2,141
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2012	—
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2011	9,899
Net increase per the Form 5500	$724,449
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
7. Tax Status
The Plan has received a determination letter from the IRS dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and a new determination letter application has been submitted. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule
Walmart 401(k) Plan
EIN #66-0475164 Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2012

(Amounts in thousands) Identity of Issue and Description of Investment '	Cost	Investments at Fair Value
EMPLOYER COMMON STOCK
* Wal-Mart Stores, Inc. Common Stock	$3,175,388	$3,477,607
TOTAL EMPLOYER COMMON STOCK	3,175,388	3,477,607
MUTUAL FUNDS
American Europacific Growth Fund R6	764,314	762,416
DFA US Targeted Value CL Institutional	138,351	142,157
FFI Premier Institutional Fund	354,370	357,567
PIMCO All Asset Institutional	735,803	751,166
PIMCO Total Return Institutional Class	1,000,932	1,033,222
TOTAL MUTUAL FUNDS	2,993,770	3,046,528
COMMON/COLLECTIVE TRUSTS
BlackRock Russell 1000 Index Trust	3,250,582	3,313,652
BlackRock Russell 2000 Index Trust	784,178	797,383
Davis NY Venture Trust	510,535	515,731
Westwood SMID Cap Value Equity Trust	310,730	319,280
Mondrian International Value Equity Trust	768,610	766,700
BlackRock MSCI ACWI Ex-US Index Trust	769,832	767,920
Victory International Small Cap Equity Trust	259,622	258,977
Wellington Diversified Inflation Hedges Trust	245,438	250,563
Prudential Core Plus Bond	996,643	1,028,794
BlackRock Treasury Inflation Protected Securities Index Trust	317,014	328,327
Chicago Equity Partners	220,383	227,493
The Boston Company (TBC) SMID Cap Growth Trust	375,214	412,334
Rainer Large Cap Growth Trust	112,246	114,829
TOTAL COMMON/COLLECTIVE TRUSTS	8,921,027	9,101,983
TOTAL INVESTMENTS	$15,090,185	$15,626,118
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart 401(k) Plan

Date: July 23, 2012	By:	/s/ Charles McSwain
Charles McSwain
Vice-President, U.S. Benefits
Wal-Mart Stores, Inc.